SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549


                    --------------------------------



                               FORM 11-K


[ X ] ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 1995

                                   OR

[    ]     TRANSITION  REPORT  PURSUANT  TO  SECTION  15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For   the   transition   period   from   ____________________   to
      --------------------


      Commission file number 1-13356


                    --------------------------------


A:    Full title of the plan:

                      AMERIDATA TECHNOLOGIES, INC.
                        EMPLOYEES' SAVINGS PLAN


B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      AMERIDATA TECHNOLOGIES, INC.
                            700 Canal Street
                      Stamford, Connecticut 06902

                    CONSENT OF INDEPENDENT AUDITORS




We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-77606) pertaining to the Employee Savings Plan of AmeriData Technologies, Inc. of our report dated June 20, 1996, with respect to the financial statements and schedules of the AmeriData Technologies, Inc. Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1995.




                                       /s/ ERNST & YOUNG LLP

Stamford Connecticut
June 26, 1996

                      AmeriData Technologies, Inc.
                         Employee Savings Plan

                        Financial Statements and
                         Supplemental Schedules

                       December 31, 1995 and 1994




                                 Index



Financial Statements and Supplemental Schedules

Report of Independent Auditors.....................................  F-1


Financial Statements

Statement of Assets  Available  for  Benefits,  with Fund  Information
   December 31, 1995...............................................  F-2
Statement of Assets  Available  for  Benefits,  with Fund  Information
   December 31, 1994...............................................  F-3
Statement  of  Changes  in  Assets  Available  for  Benefits,  with Fund
   Information - December 31, 1995.................................  F-4
Statement  of  Changes  in  Assets  Available  for  Benefits,  with Fund
   Information - December 31, 1994.................................  F-5
Notes to Financial Statements......................................  F-6


Supplemental Schedules

Schedule of Assets Held for Investment Purposes...................  F-11
Schedule of Reportable Transactions................................ F-12

                     Report of Independent Auditors


Plan Administrator
AmeriData Technologies, Inc.
Employee Savings Plan

We have audited the accompanying statements of assets available for benefits of the AmeriData Technologies, Inc. Employee Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statements of assets available for benefits and the statements of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                          /s/ ERNST & YOUNG LLP
Stamford, Connecticut
June 20, 1996


                                           AmeriData Technologies, Inc.
                                              Employee Savings Plan

                        Statement of Assets Available for Benefits, with Fund Information

                                                December 31, 1995


                                                          Fund Information
                         --------  --------  -----------  ----------  --------  ---------  -------- -----------
                         GE         GE        GE           GE         GE         GE
                          Money      Fixed    Strategic      U.S.      Global     Stable    Common      Loans
                          Market     Income   Investment    Equity     Equity     Income    Stock        to
                           Fund       Fund      Fund         Fund       Fund       Fund      Fund   Participants        Total
                         --------  --------  -----------  ----------  --------  ---------  -------- -------------   -----------
   Assets:
  Investments, at fair
  value                  $2,034,967 $1,055,112 $3,659,374 $6,973,748 $2,668,581 $1,678,101 $472,958   $814,189     $19,357,030

  Employee contribution
  receivable                 29,901     27,750     72,011    132,015     93,106     16,266   27,867                    398,916
                         ---------- ---------- ---------- ---------- ---------  ---------- --------  ----------    -----------
Assets available for
benefits                 $2,064,868 $1,082,862 $3,731,385 $7,105,763 $2,761,687 $1,694,367 $500,825   $814,189     $19,755,946
                         ========== ========== ========== ========== ========== ========== ========  ==========    ===========


See notes to financial statements.




                                           AmeriData Technologies, Inc.
                                              Employee Savings Plan

                        Statement of Assets Available for Benefits, with Fund Information

                                                December 31, 1994


                                                           Fund Information
                         --------  --------  -----------  ----------  --------  ---------  --------  -----------
                           GE         GE        GE           GE         GE         GE
                          Money      Fixed    Strategic      U.S.      Global     Stable    Common      Loans
                          Market     Income   Investment    Equity     Equity     Income    Stock        to
                           Fund       Fund      Fund         Fund       Fund       Fund      Fund    Participants        Total
                         --------  --------  -----------  ----------  --------  ---------  --------  ------------  ------------
 Assets:
  Investments, at fair
  value                  $802,512  $383,008   $1,242,371  $2,093,172  $869,954  $2,045,876 $227,526     $275,481     $7,939,900

  Employee contributions
  receivable                7,404    21,148       36,192      66,225    52,501       9,962    5,903          -          199,335
                         --------  ---------  ----------  ----------  --------  ---------- --------     --------    -----------
Assets available for
benefits                 $809,916  $404,156   $1,278,563  $2,159,397  $922,455  $2,055,838 $233,429     $275,481     $8,139,235
                         ========  =========  ==========  ==========  ========  ========== ========     ========    ===========



See notes to financial statements.



                                           AmeriData Technologies, Inc.
                                              Employee Savings Plan

                   Statement of Changes in Assets Available for Benefits, with Fund Information

                                           Year ended December 31, 1995

                                                           Fund Information
                         --------  --------  -----------  ----------  --------  ---------  --------  -----------
                            GE         GE        GE           GE         GE         GE
                          Money      Fixed    Strategic      U.S.      Global     Stable    Common      Loans
                          Market     Income   Investment    Equity     Equity     Income    Stock        to
                           Fund       Fund      Fund         Fund       Fund       Fund      Fund    Participants        Total
                         --------  --------  -----------  ----------  --------  ---------  --------  ------------   -----------

Additions to net assets
  attributed to:
Investment income:
  Gains (losses) on
   investments        $          -    $63,937   $506,750   $1,212,543   $151,241  $107,196    $1,048           -    $2,042,715
  Interest                 104,946     44,340          -            -          -        -      1,354      45,164       195,804
  Dividends                      -          -     98,269      193,704     51,165        -         -           -        343,138
                         ----------  ---------  ---------    --------  --------- ----------   -------  ----------   -----------
Total investment income    104,946    108,277    605,019    1,406,247    202,406    107,196     2,402      45,164    2,581,657
Loan repayments             61,665     10,793     22,064       34,379     29,983     14,112    12,298    (185,294)           -

Employee contributions
  and rollovers            545,005    433,438    931,680    1,703,204  1,373,657    193,726   318,689           -    5,499,399
Transfers of assets
  from plans of
  acquired companies     1,136,018    248,789  1,116,072    2,325,455    620,035     58,545      (220)    193,135    5,697,829
                         ----------  --------- ---------   ----------  ---------  ---------  --------  ----------   -----------
Total additions          1,847,634    801,297  2,674,835    5,469,285  2,226,081    373,579   333,169      53,005   13,778,885
Deductions from net
  assets
  attributed to:
Benefits paid to
  participants            (401,460)  (124,435)  (266,953)    (623,859)  (280,548)  (409,484)  (35,910)    (19,525)   (2,162,174)

Loans to participants      (93,492)   (26,807)   (77,869)    (139,096)   (61,402)  (70,340)  (36,222)     505,228            -
                         ---------- --------- ----------   ----------  ---------  ---------  --------  ----------   -----------

Net increase (decrease)
  prior to interfund
  transfers              1,352,682    650,055  2,330,013    4,706,330  1,884,131   (106,245)  261,037     538,708   11,616,711
Interfund transfers, net   (97,730)    28,651    122,809      240,036    (44,899)  (255,226)    6,359           -            -
                         ---------- --------- ----------   ----------  ---------  ---------  --------  ----------   ----------

Net increase             1,254,952    678,706  2,452,822    4,946,366  1,839,232   (361,471)  267,396     538,708   11,616,711
Assets available for
  benefits at beginning
  of period                809,916    404,156  1,278,563    2,159,397    922,455  2,055,838   233,429     275,481    8,139,235
                         ----------  --------- ----------   ----------  --------  ---------  --------  ----------  -----------
Assets available for
  benefits at end
  of period             $2,064,868 $1,082,862 $3,731,385  $7,105,763  $2,761,687 $1,694,367  $500,825    $814,189  $19,755,946
                        ========== ========== ==========  ==========  ========== ==========  ========    ========  ===========


See notes to financial statements.



                                           AmeriData Technologies, Inc.
                                              Employee Savings Plan

                   Statement of Changes in Assets Available for Benefits, with Fund Information

                                           Year ended December 31, 1994

                                                            Fund Information
                                                          Fund Information
                         --------  --------  -----------  ----------  --------  ---------  --------  -----------
                            GE         GE        GE           GE         GE         GE
                          Money      Fixed    Strategic      U.S.      Global     Stable    Common      Loans
                          Market     Income   Investment    Equity     Equity     Income    Stock        to
                           Fund       Fund      Fund         Fund       Fund       Fund      Fund    Participants        Total
                         --------  --------  -----------  ----------  --------  ---------  --------  ------------   -----------

Additions to net assets
  attributed to:
Investment income:
  Gains (losses) on
   investments        $          -   $(13,305)  $(60,491)  $  (76,272)  $(63,911) $  41,806  $(72,421)         -    $ (244,945)
  Interest                  25,798     10,039          -            -          -     13,529         -       9,048       58,414
  Dividends                      -          -     29,003       11,776     22,509          -         -           -       63,288
                         ----------  ---------  ---------    --------  --------- ----------  --------  ----------    ----------
Total investment income     25,798     (3,266    (31,488)     (64,496)   (41,402)    55,335   (72,421)      9,048     (122,892)
Loan repayments             36,054      1,562     19,644       19,926     10,762      2,808       135     (90,891)           -

Employee contributions
  and rollovers            514,008    220,144    507,938      729,094    724,936     97,736    81,553           -    2,875,409
Transfers of assets
  from plans of
  acquired companies       144,188    216,785    910,849    1,800,380    163,957  3,587,578         -     243,327    7,067,064
                         ----------  --------- ---------   ----------  ---------  ---------  --------  ----------   -----------
Total additions            720,048    435,225  1,406,943    2,484,904    858,253  3,743,457     9,267     161,484    9,819,581
Deductions from net
  assets
  attributed to:
Benefits paid to
  participants             (63,868)   (16,127)   (67,122)    (169,722)   (26,306)(1,482,071)   (5,771)    (30,224)  (1,861,211)

Loans to participants      (22,008)    (3,018)   (13,192)     (30,103)    (4,348)   (21,072)  (50,480)     144,221           -
                         ---------- --------- ----------   ----------  ---------  ---------  --------   ----------  -----------

Net increase (decrease)
  prior to interfund
  transfers                634,172    416,080  1,326,629    2,285,079    827,599  2,240,314   (46,984)    275,481    7,958,370
Interfund transfers, net    (5,121)   (11,924)   (48,066)    (125,682)    94,856   (184,476)  280,413           -            -
                         ---------- --------- ----------   ----------  ---------  ---------  --------  ----------   ----------
Net increase               629,051    404,156  1,278,563    2,159,937    922,455  2,055,838)  233,429     275,481    7,958,370
Assets available for
  benefits at beginning
  of period                180,865          -          -            -          -          -         -           -      180,865
                         ----------  --------- ----------   ----------  --------  ---------  --------  ----------  -----------
Assets available for
  benefits at end
  of period             $  809,916   $404,156 $1,278,563  $2,159,397    $922,455 $2,055,838  $233,429    $275,481  $8,139,235
                        ========== ========== ==========  ==========  ========== ==========  ========    ========  ===========


See notes to financial statements.

                                     AmeriData Technologies, Inc.
                                       Employee Savings Plan

                                   Notes to Financial Statements

                                    December 31, 1995 and 1994



1. Plan Description

The following description of the AmeriData Technologies, Inc. Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan was adopted effective December 1, 1993 (as amended through December 20,
1994) by the Board of Directors of AmeriData Technologies, Inc. (the "Company"). The Plan is a defined contribution plan covering substantially all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

An employee is eligible to participate in the Plan upon attainment of age 20 1/2 and three months of service.

Contributions

The Plan permits each participant to elect to have his or her eligible compensation reduced by up to 15% (to a maximum of $9,240) and to have that amount contributed through periodic payroll withholdings to the Plan in accordance with Section 401(k) of the Internal Revenue Code. The Company's matching contributions, if any, are discretionary by plan year based on a percentage of contributions up to an amount not to exceed 6% of the participant's annual compensation. Since its inception, the Company has not provided any matching contributions.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, if any. Forfeited balances of terminated participant's nonvested accounts are to be used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The Plan provides for 100% immediate vesting of employee contributions, and a percentage of the value of the Company's matching contributions, if any, as shown in the following table:

                    Years of Service      Vesting Percentage
                    ----------------      ------------------
                                                   0%
                               1                  25%
                               2                  50%
                               3                  75%
                               4                 100%

A participant's Company matching contributions, if any, is 100% vested upon (i) reaching age 65 while employed by the Company, (ii) termination of employment by reason of death, (iii) termination of employment on account of disability, if eligible for Company-provided long-term disability benefits or (iv) termination of the Plan.
                                       F-6

                                   AmeriData Technologies, Inc.
                                       Employee Savings Plan

                             Notes to Financial Statements (continued)



1. Plan Description (continued)

Plan Termination

While it is the intention of the Company to continue the Plan indefinitely, the Company reserves the right to terminate the Plan and its related trust fund at any time. In the event of Plan and trust fund termination, the assets will be distributed to the participants in lump sum distributions in amounts equal to the fair value of their accounts.

Conditions of Withdrawal

Withdrawals can only be made under certain circumstances, including retirement, death, disability, termination of employment and hardship (as defined under the Internal Revenue Code) and attainment of age 59 1/2.

Upon retirement, permanent disability, or death, 100% of the value of the participant's vested account is paid to the participant or the participant's beneficiary in a lump sum payment or is used to purchase an annuity contract as set forth in the plan agreement.

Vested benefits will be distributed as of the earliest practical valuation date following written notice that a distribution is due when the participant terminates employment with the Company or reaches the age of 65 (normal retirement), or by April 1 of the calendar year next following the year in which the participant attains age 70 1/2.

Loans to Participants

Loans to participants are subject to the approval of the Plan Administrator. A participant may have only one loan outstanding at a time in an amount limited to the lesser of $50,000 or 50% of that portion of the vested portion of the participant's account, attributable to employer contributions, salary deferral contributions and tax-free rollover contributions. The minimum loan is $1,000.

Loans bear interest at an effective annual percentage rate which is 1% above the prime rate in effect on the loan date. As of December 31, 1995 and 1994, the interest rates on loans outstanding, some of which were assumed from merged plans, ranged from 6% to 10%.

The period of repayment for any loan is to be arrived at by mutual agreement between the Plan Administrator and the borrower, but such period may in no event exceed 5 years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct or substantially rehabilitate a principal residence, for which a term of up to 15 years may be permissible. As of December 31, 1995 loans outstanding, some of which were assumed from merged plans, have maturity dates ranging from 1996 to 2018.

Expenses

All expenses related to the administration of the Plan are paid by the Company.

                                   AmeriData Technologies, Inc.
                                       Employee Savings Plan

                             Notes to Financial Statements (continued)



2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. All shares of publicly traded mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Shares of the GE Stable Income Fund are valued at net asset value as computed by the Trustee at year end. Common Stock of the Company, included in the Common Stock Fund, is traded on the New York Stock Exchange and is valued at the current market price of the Company's common stock on the last business day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Gains (Losses)

The change in the difference between the fair value and the cost of investments is reflected as unrealized gains (losses) in the aggregate fair value of investments. Realized gains and losses on the disposal of investments are calculated as the difference between the proceeds received and the average cost of investments sold.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investment Options

Participants  can direct the  investment  of their  elective  contributions  and
Company  matching   contributions,   if  any,  into  the  following   investment
alternatives in increments of 10%:

GE Money Market Fund - A publicly traded mutual fund that invests primarily in high-grade, short-term U.S. government and corporate money market securities. The objective of this fund is to maintain a high level of current income consistent with the preservation of capital and liquidity.

GE Fixed Income Fund - A publicly traded mutual fund that invests primarily in U.S. and foreign corporate bonds, government bonds and mortgage/asset backed securities. The objective of this fund is to seek maximum income consistent with prudent investment management and preservation of capital.

                                   AmeriData Technologies, Inc.
                                       Employee Savings Plan

                             Notes to Financial Statements (continued)




3. Investment Options (continued)

GE Strategic Investment Fund - A publicly traded mutual fund that invests primarily in U.S. and foreign stocks, convertible securities and bonds. The objective of this fund is to maximize total return, consisting of capital appreciation and current income.

GE U.S. Equity Fund - A publicly traded mutual fund that invests primarily in U.S. comman stocks. The objective of this fund is long-term growth of capital.

GE Global Equity Fund - A publicly traded mutual fund that invests primarily in foreign stocks and may also invest in U.S. common stocks. The objective is long-term growth of capital.

GE Stable Income Fund - Assets are invested primarily in pooled investment contracts with short-term maturities through participation in a collective investment fund maintained by State Street Bank and Trust Company. The objective is preserving principle and achieving a rate of return competitive with comparable fixed income investment products.

Common Stock Fund - Invested principally in common stock of the Company and short-term money market investments as necessary to maintain liquidity for current benefit payments. The objective of this fund is to mirror returns of the Company's common stock.

4. Income Tax Status

On August 8, 1995, the Internal Revenue Service ("IRS") notified the Company that the Plan, as amended on April 26, 1994, was qualified under Section 401(a) of the Internal Revenue Code ("IRC") and is, therefore, not subject to income tax. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator and management of the Company are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. Investments Held by Administered Trust Fund

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 1995 and 1994, are as follows:

                                          1995         1994
                                       ------------------------

   GE Money Market Fund                $2,034,967   $  802,512
   GE Fixed Fund                        1,055,112            -
   GE Strategic Investment Fund         3,659,374    1,242,371
   GE U.S. Equity Fund                  6,973,748    2,093,172
   GE Global Equity Fund                2,668,581      869,954
   GE Stable Income Fund                1,678,101    2,045,876

                                   AmeriData Technologies, Inc.
                                       Employee Savings Plan

                             Notes to Financial Statements (continued)




6. Plan Mergers

During 1995 and 1994, the following plans of acquired companies were merged into the Plan:

                                          1995
                Company                  Assets
                                         Merged
               Acquired                into Plan
  -------------------------------------------------

  American Computer Rental            $   653,990
  Bohdan Associates, Inc.               3,451,682
  David Mitchell and Associates, Inc.   1,178,066
  Entre Computer                          414,091
                                      =============
                                      $ 5,697,829
                                      =============



                                          1994
                Company                  Assets
                                         Merged
               Acquired                into Plan
  -------------------------------------------------


  Computer Communications Company     $    60,648
  Potomac Digital, Inc.                   526,670
  AllCom, Inc.                             77,354
  AmeriData, Inc.                       3,696,388
  Comstor Corporation                     330,014
  Scott Data Corporation                   14,154
  Mericom System, Inc.                    106,339
  Forsythe, Inc.                        2,255,497
                                      =============
                                      $ 7,067,064
                                      =============


7. Subsequent Events

Effective January 1, 1996, the following plans of acquired companies were merged into the Plan:

              Company                 Assets
                                      Merged
             Acquired                into Plan
- ------------------------------------------------

MicroComputer Power Services          $452,970


On May 20, 1996, GE Capital Services tendered an offer to purchase AmeriData Technologies, Inc. ("AmeriData") pursuant to which GE Capital Services will acquire all of the outstanding common stock of AmeriData, including those shares held by the Common Stock Fund, at $16 per share. Subsequent to the consummation of this transaction, AmeriData will cease to be a public company, the Common Stock Fund will be terminated and all amounts held in the Fund at termination will be re-allocated among the other investment mediums in accordance with individual participant elections.

                                   AmeriData Technologies, Inc.
                                       Employee Savings Plan

                          Schedule of Assets Held for Investment Purposes

                                         December 31, 1995



   Identity of         Description of
Issue, Borrower,    Investment Including
    Lessor or      Maturity Date, Rate of
  Similar Party     Interest, and Par or                            Market
                       Maturity Value       Shares         Cost      Value
- -------------------------------------------------------------------------

GE Funds          Money Market Fund         2,034,967  $ 2,034,967  $2,034,967

GE Funds          Fixed Income Fund            85,893    1,008,485   1,055,112

GE Funds          Strategic Investment Fund   188,604    3,238,150   3,659,374

GE Funds          U.S. Equity Fund            326,863    5,903,881   6,973,748

GE Funds          Global Equity Fund          131,593    2,587,969   2,668,581

GE Funds          Stable Income Fund          153,047    1,568,201   1,678,101

State Street
  Bank and Trust
  Company         Common Stock Fund *          47,463      543,314     472,958


Loans to
participants      Notes mature between
                  1996 and 2018 and bear
                  interest at rates which
                  vary between 6% and 10%
                  per annum                                814,189     814,189
                                                      ------------------------

                                                       $17,699,156 $19,357,030
                                                      ========================


*Party-in-interest to the Plan

                                  AmeriData Technologies, Inc.
                                      Employee Savings Plan

                               Schedule of Reportable Transactions

                                  Year ended December 31, 1995


Transactions or series of transactions during the year ended December 31, 1995, exceeding 5% of the current value of Plan assets reportable per Department of Labor regulations 2520.103-6 are listed below. A series of transactions may include single transactions that are in excess of 5% of the current value of Plan assets reportable per Department of Labor regulations. There were no category (ii) or (iv) reportable transactions during 1995.


Category (i) - Individual transactions in excess of 5% of plan assets:


   Identity of Party                                    Purchase      Selling *
         Involved            Description of Assets        Price         Price
- -------------------------------------------------------------------------------

GE Money Market Fund               Mutual Fund         $   661,539

GE Stable Income Fund              Mutual Fund           2,012,424

GE U.S. Equity Fund                Mutual Fund           2,147,772
                                                           749,713
                                                         1,348,736

GE Global Equity Fund              Mutual Fund             920,214
                                                           579,087

GE Strategic Investment Fund       Mutual Fund           1,294,133
                                                           952,816


* There were no individual sales transactions in excess of 5% of plan assets.

                                  AmeriData Technologies, Inc.
                                      Employee Savings Plan

                         Schedule of Reportable Transactions (continued)



Category (iii) - Series of transactions in excess of 5% of plan assets:

                                                          Aggregate                 Aggregate
                                            Number of      Value of      Number      Value of        Cost of          Net
    Identity of          Description        Purchase      Purchases/    of Sales       Sales/         Sales/         Gain
    Party Involved        of Asset         Transactions   Deposits    Transactions  Withdrawals   Withdrawals      (Loss)
- ------------------------------------------------------------------------------------------------------------------------------

State Street Bank and    AmeriData
  Trust Company Common   Technologies, Inc.
  Stock Fund               Common Stock*        38      $   624,443           38    $  380,314    $  384,625        $(4,311)

GE Money Market Fund     Mutual Fund           109        1,989,326          102       756,871       756,871              -

GE Stable Income Fund    Mutual Fund            80        2,270,456           87     2,745,515     2,710,109         35,406

GE U.S. Equity Fund      Mutual Fund           123        6,456,527           87     2,784,007     2,705,340         78,667

GE Fixed Income Fund     Mutual Fund           105        1,198,216           73       589,264       584,319          4,945

GE Global Equity Fund    Mutual Fund           110        2,978,126           92     1,329,430     1,319,495          9,935

GE Strategic Investment
  Fund                   Mutual Fund           114        3,547,918           85     1,636,992     1,607,026         29,966





*Party in-interest to the Plan

                                             SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the AmeriData Technologies, Inc. Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    AMERIDATA TECHNOLOGIES, INC.
                                    EMPLOYEE SAVINGS PLAN

                                   By /s/ Richard H. McDevitt

                                    Name  Richard H. McDevitt

                                    Title Plan Administrator





Dated:  June 20, 1996